SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4)
Ener1, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
29267A203
(CUSIP Number)
Anthony Castano Ener1 Group, Inc. 1540 Broadway, Suite 25C New York, New York 10036 (212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 3, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A203
(1) Names of reporting person: Boris Zingarevich
(2) Check the appropriate box if a member of a group (see instructions) (a) [ x ] (b) [ ]
(3) SEC use only
(4) Source of funds (see instructions):
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
(6) Citizenship or place of organization: Russia
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8)Shared Voting Power: 93,755,710(1)(2)
(9)Sole Dispositive Power: -0-
(10)Shared Dispositive Power: 93,755,710(1)(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 93,755,710(1)(2)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 55.1%(3)
(14) Type of Reporting Person: IN

CUSIP No. 29267A203
(1) Names of reporting person: Ener1 Group, Inc.
(2) Check the appropriate box if a member of a group (see instructions) (a) [ x ] (b) [ ]
(3) SEC use only
(4) Source of funds (see instructions):
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
(6) Citizenship or place of organization: Florida
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8)Shared Voting Power: 77,822,152(1)
(9)Sole Dispositive Power: -0-
(10)Shared Dispositive Power: 77,822,152(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 77,822,152(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 47.6%(3)
(14) Type of Reporting Person: CO

CUSIP No. 29267A203
(1) Names of reporting person: Bzinfin S.A.
(2) Check the appropriate box if a member of a group (see instructions) (a) [ x ] (b) [ ]
(3) SEC use only
(4) Source of funds (see instructions): OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
(6) Citizenship or place of organization: British Virgin Islands
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8)Shared Voting Power: 93,755,710(2)
(9)Sole Dispositive Power: -0-
(10)Shared Dispositive Power: 93,755,710(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 93,755,710(2)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 55.1%(3)
(14) Type of Reporting Person: CO

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”).  This Amendment No. 4 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), as amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons and as amended by Amendment No. 3 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 4.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2010, a copy of which has been filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference.

Items 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is hereby amended to add the following information:

On August 3, 2010, Bzinfin converted all of the $18,355,868 of indebtedness then outstanding under that certain Amended and Restated Convertible Line of Credit dated August 2009 (the “LOC”) between the Company, as borrower, and Bzinfin, as lender, into 5,398,785 shares of Common Stock at a conversion price of $3.40 per share and warrants to purchase up to 2,321,478 shares of Common Stock (of which 863,806 warrants have an exercise price of $3.40 per share and 1,457,672 warrants have an exercise price of $4.25 per share; all such warrants are immediately exercisable for a period of five years and are hereinafter referred to as the “Conversion Warrants”). In connection with such conversion, the parties modified the LOC’s original terms of conversion which provided for converting approximately half of the indebtedness at $5.00 per share and the remaining portion of the indebtedness at $6.00 per share and without any warrants.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended to add the following information:

Bzinfin acquired the securities of the Company reported in Item 3 hereof for general investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as to paragraphs (a) through (c) thereof:

(a)           (1)           BZ
Number of shares:  93,755,710(1)(2)
Percentage of shares:  55.1%(3)
(2)           Ener1 Group
Number of shares:  77,822,152(1)
Percentage of shares:  47.6%(3)
(3)           Bzinfin
Number of shares:  93,755,710(2)
Percentage of shares:  55.1%(3)
(b)           (1)           BZ
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  93,755,710(1)(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  93,755,710(1)(2)
(2)           Ener1 Group
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  77,822,152(1)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  77,822,152(1)
(3)           Bzinfin
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  93,755,710(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  93,755,710(2)

(c)
On June 24, 2010, Ener1 Group delivered 264,551 shares of Common Stock to a third party purchaser to complete the sale of such shares under a share purchase agreement dated March 22, 2007 by and between them (as filed as Exhibit 99.31 to the Statement). Other than as reported in this Item 5(c) and in Item 3 hereof, none of the Reporting Persons has engaged in any transactions in the shares of Common Stock since filing Amendment No. 3 to the Statement on June 18, 2010.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended to add the following information:

On August 3, 2010, the Company issued to Bzinfin the Conversion Warrants as described in Item 3 hereof. Such description of the Conversion Warrants is qualified in its entirety by reference to the text of the Conversion Warrants filed herewith as Exhibits 99.45 and 99.46 and incorporated herein by reference.
The warrants issued by the Company to Ener1 Group dated June 8, 2010 to purchase up to (i) 3,000,000 shares of Common Stock at an exercise price of $3.48 per share and (ii) 5,000,000 shares of Common Stock at an exercise price of $4.40 per share as reported in Amendment No. 3 to the Statement have been amended to provide that such warrants are not exercisable until their issuance has been approved by the Company’s shareholders in accordance with The Nasdaq Stock Market, Inc.’s shareholder approval requirements and, if so approved, they will be exercisable for a subsequent period of five years. These warrants were initially exercisable beginning December 8, 2010 and thereafter for a period of five years.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby amended to add the following information:

Exhibit 99.44	Conversion Agreement dated as August 3, 2010 by and between the Company and Bzinfin.*

Exhibit 99.45	Warrant issued by the Company to Bzinfin dated August 3, 2010, exercisable for 863,806 shares of Common Stock at an exercise price of $3.40 per share.*

Exhibit 99.46	Warrant issued by the Company to Bzinfin dated August 3, 2010, exercisable for 1,457,672 shares of Common Stock at an exercise price of $4.25 per share.*

* Filed herewith.
_________________________

Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 64,833,019 shares of Common Stock and (ii) 12,989,133 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 9,212,495 shares of Common Stock and (ii) 6,721,063 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 77,822,152 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in the Statement, Bzinfin has the right to purchase from Ener1 Group up to 77,198,421 of such 77,822,152 shares of Common Stock, as the 77,198,421 shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 77,198,421 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 150,414,123 outstanding shares of Common Stock as of August 7, 2010.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

/s/ Boris Zingarevich	August 10, 2010
Boris Zingarevich	Date

ENER1 GROUP, INC.

/s/ Anthony Castano	August 10, 2010
Anthony Castano	Date
Chief Financial Officer

BZINFIN S.A.

/s/ Patrick T. Bittel	August 10, 2010
Patrick T. Bittel, Attorney-in-Fact	Date